SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  SCHEDULE TO
                                (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                               (AMENDMENT NO. 3)


                                 EMCO LIMITED
                      (Name of Subject Company (Issuer))

                             2022841 ONTARIO INC.,
                    an indirect wholly owned subsidiary of
                               BLACKFRIARS CORP.,
                                     and
                              BLACKFRIARS CORP.
                     (Names of Filing Persons (Offerors))

                          ---------------------------

                                 COMMON SHARES
                        (Title of Class of Securities)

                          ---------------------------

                                   290839109
                     (CUSIP Number of Class of Securities)

                                David Bradford
                                   Secretary
                               Blackfriars Corp.
                               555 Skokie Blvd.
                                  Suite #555
                          Northbrook, Illinois 60062
                           Telephone: (818) 597-3754
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                            Stephen M. Banker, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE
===============================================================================

        Transaction Valuation*                       Amount of Filing Fee**

           US $194,134,547                               US $15,706
===============================================================================

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of Emco Limited ("Emco"), based upon the product obtained by multiplying
      (a) 17,488,482 (the maximum number of common shares ("Common Shares") of Emco to be acquired in the tender offer) and (b) the quotient of (x) the offer price of Cdn$16.60 per Common Share divided by (y) 1.4954 (the February 27, 2003, noon buying rate in New York City for cable transfers payable in Canadian dollars for US$1.00, as released by the Federal Reserved Bank of New York).
** Previously paid. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .0000809 and the transaction valuation.

      [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A               Form or Registration No.: N/A
      Filing party: N/A                         Date Filed: N/A

      [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.
      [_]   issuer tender offer subject to Rule 13e-4.
      [_]   going-private transaction subject to Rule 13e-3.
      [_]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          2022841 ONTARIO INC.


                                          By: /s/ Christopher Pappo
                                              ------------------------------
                                              Name:  Christopher Pappo
                                              Title: Chief Financial Officer


                                          BLACKFRIARS CORP.


                                          By: /s/ Thomas A. Lullo
                                              -------------------------------
                                              Name:  Thomas A. Lullo
                                              Title: Treasurer and Assistant
                                                     Secretary


Dated: March 21, 2003